UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

JP ENERGY PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

46643C 109

(CUSIP Number)

December 31, 2014

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y938M 101	Schedule 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS Lonestar Midstream Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 18,666,841(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 18,666,841(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,666,841(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 51.2%(2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 3,514,914 common units representing limited partner interests (“Common Units”), or 19.3% of the outstanding Common Units, and 14,342,733 subordinated units representing limited partner interests (“Subordinated Units”), or 78.7% of the outstanding Subordinated Units, in the Issuer held directly by Lonestar Midstream Holdings, LLC, and 159,273 Common Units, or 0.9% of the outstanding Common Units, and 649,921 Subordinated Units, or 3.6% of the outstanding Subordinated Units, held by JP Energy Development LP, a wholly owned subsidiary of Lonestar Midstream Holdings, LLC. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as described in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, dated October 7, 2014). See Item 4 for a description of the ownership relationship between the Reporting Persons.
(2)	Based upon 18,213,502 Common Units and 18,213,502 Subordinated Units outstanding as of November 5, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 10, 2014. For purposes of the percent of class reported in row 11, the Subordinated Units are considered converted.

CUSIP: 46643C 109	Schedule 13G

1	NAMES OF REPORTING PERSONS ArcLight Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,666,841(1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 18,666,841(1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,666,841(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 51.2%(2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 3,514,914 common units representing limited partner interests (“Common Units”), or 19.3% of the outstanding Common Units, and 14,342,733 subordinated units representing limited partner interests (“Subordinated Units”), or 78.7% of the outstanding Subordinated Units, in the Issuer held directly by Lonestar Midstream Holdings, LLC, and 159,273 Common Units, or 0.9% of the outstanding Common Units, and 649,921 Subordinated Units, or 3.6% of the outstanding Subordinated Units, held by JP Energy Development LP, a wholly owned subsidiary of Lonestar Midstream Holdings, LLC. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as described in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, dated October 7, 2014). See Item 4 for a description of the ownership relationship between the Reporting Persons.
(2)	Based upon 18,213,502 Common Units and 18,213,502 Subordinated Units outstanding as of November 5, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 10, 2014. For purposes of the percent of class reported in row 11, the Subordinated Units are considered converted.

CUSIP: 46643C 109	Schedule 13G

1	NAMES OF REPORTING PERSONS ArcLight Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 18,666,841(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 18,666,841(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,666,841(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 51.2%(2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 3,514,914 common units representing limited partner interests (“Common Units”), or 19.3% of the outstanding Common Units, and 14,342,733 subordinated units representing limited partner interests (“Subordinated Units”), or 78.7% of the outstanding Subordinated Units, in the Issuer held directly by Lonestar Midstream Holdings, LLC, and 159,273 Common Units, or 0.9% of the outstanding Common Units, and 649,921 Subordinated Units, or 3.6% of the outstanding Subordinated Units, held by JP Energy Development LP, a wholly owned subsidiary of Lonestar Midstream Holdings, LLC. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as described in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, dated October 7, 2014). See Item 4 for a description of the ownership relationship between the Reporting Persons.
(2)	Based upon 18,213,502 Common Units and 18,213,502 Subordinated Units outstanding as of November 5, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 10, 2014. For purposes of the percent of class reported in row 11, the Subordinated Units are considered converted.

CUSIP: 46643C 109	Schedule 13G

1	NAMES OF REPORTING PERSONS ArcLight Energy Partners Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 18,666,841(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 18,666,841(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,666,841(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 51.2%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Represents 3,514,914 common units representing limited partner interests (“Common Units”), or 19.3% of the outstanding Common Units, and 14,342,733 subordinated units representing limited partner interests (“Subordinated Units”), or 78.7% of the outstanding Subordinated Units, in the Issuer held directly by Lonestar Midstream Holdings, LLC, and 159,273 Common Units, or 0.9% of the outstanding Common Units, and 649,921 Subordinated Units, or 3.6% of the outstanding Subordinated Units, held by JP Energy Development LP, a wholly owned subsidiary of Lonestar Midstream Holdings, LLC. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as described in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, dated October 7, 2014). See Item 4 for a description of the ownership relationship between the Reporting Persons.
(2)	Based upon 18,213,502 Common Units and 18,213,502 Subordinated Units outstanding as of November 5, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 10, 2014. For purposes of the percent of class reported in row 11, the Subordinated Units are considered converted.

CUSIP: 46643C 109	Schedule 13G

1	NAMES OF REPORTING PERSONS JP Energy Development LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 809,194 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 809,194 (1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 809,194 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Represents 159,273 common units representing limited partner interests (“Common Units”), or 0.9% of the outstanding Common Units, and 649,921 subordinated units representing limited partner interests (“Subordinated Units”), or 3.6% of the outstanding Subordinated Units, held by JP Energy Development LP, a wholly owned subsidiary of Lonestar Midstream Holdings, LLC. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as described in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, dated October 7, 2014). See Item 4 for a description of the ownership relationship between the Reporting Persons.
(2)	Based upon 18,213,502 Common Units and 18,213,502 Subordinated Units outstanding as of November 5, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 10, 2014. For purposes of the percent of class reported in row 11, the Subordinated Units are considered converted.

CUSIP: 46643C 109	Schedule 13G

1	NAMES OF REPORTING PERSONS Daniel R. Revers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 18,666,841(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 18,666,841(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,666,841(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 51.2%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Represents 3,514,914 common units representing limited partner interests (“Common Units”), or 19.3% of the outstanding Common Units, and 14,342,733 subordinated units representing limited partner interests (“Subordinated Units”), or 78.7% of the outstanding Subordinated Units, in the Issuer held directly by Lonestar Midstream Holdings, LLC, and 159,273 Common Units, or 0.9% of the outstanding Common Units, and 649,921 Subordinated Units, or 3.6% of the outstanding Subordinated Units, held by JP Energy Development LP, a wholly owned subsidiary of Lonestar Midstream Holdings, LLC. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as described in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, dated October 7, 2014). See Item 4 for a description of the ownership relationship between the Reporting Persons.
(2)	Based upon 18,213,502 Common Units and 18,213,502 Subordinated Units outstanding as of November 5, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 10, 2014. For purposes of the percent of class reported in row 11, the Subordinated Units are considered converted.

CUSIP: 46643C 109	Schedule 13G

ITEM 1.	(a) Name of Issuer:

JP Energy Partners LP (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

600 East Las Colinas Boulevard

Suite 2000

Irving, Texas 75039

ITEM 2.	(a) Name of Person Filing:

Lonestar Midstream Holdings, LLC

ArcLight Capital Partners, LLC

ArcLight Capital Holdings, LLC

ArcLight Energy Partners Fund V, L.P.

JP Energy Development LP

Daniel R. Revers

(b)	Address or Principal Business Office:

Principal business office of all persons filing:

200 Clarendon Street

55th Floor

Boston, MA 02117

(c)	Citizenship:

Lonestar Midstream Holdings, LLC	Delaware
ArcLight Capital Partners, LLC	Delaware
ArcLight Capital Holdings, LLC	Delaware
ArcLight Energy Partners Fund V, L.P.	Delaware
JP Energy Development LP	Delaware
Daniel R. Revers	United States

(d)	Title of Class of Securities:

Common units representing limited partner interests (“Common Units”)

(e)	CUSIP Number:

46643C 109

ITEM 3.

Not applicable.

CUSIP: 46643C 109	Schedule 13G

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Units and subordinated units representing limited partner interests (“Subordinated Units”) of the Issuer as of December 31, 2014, based upon 18,213,502 Common Units and 18,213,502 Subordinated Units outstanding as of November 5, 2014, as reported in the Issuer’s Form 10-Q filed on November 10, 2014. The Reporting Persons have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities listed below.

Reporting Person	Number of Common Units	Percentage of Common Units	Number of Subordinated Units	Percentage of Subordinated Units	Total Beneficially Owned (1)(2)(3)	Percentage (As Converted) (2)
Lonestar Midstream Holdings, LLC	3,674,187	20.2%	14,992,654	82.3%	18,666,841	51.2%
ArcLight Capital Partners, LLC	3,674,187	20.2%	14,992,654	82.3%	18,666,841	51.2%
ArcLight Capital Holdings, LLC	3,674,187	20.2%	14,992,654	82.3%	18,666,841	51.2%
ArcLight Energy Partners Fund V, L.P.	3,674,187	20.2%	14,992,654	82.3%	18,666,841	51.2%
JP Energy Development LP	159,273	0.9%	649,921	3.6%	809,194	2.2%
Daniel R. Revers	3,674,187	20.2%	14,992,654	82.3%	18,666,841	51.2%

(1)	Represents 3,514,914 Common Units, or 19.3% of the outstanding Common Units, and 14,342,733 Subordinated Units, or 78.7% of the outstanding Subordinated Units, in the Issuer held directly by Lonestar Midstream Holdings, LLC, and 159,273 Common Units, or 0.9% of the outstanding Common Units, and 649,921 Subordinated Units, or 3.6% of the outstanding Subordinated Units, held by JP Energy Development LP, a wholly owned subsidiary of Lonestar Midstream Holdings, LLC.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as described in the Issuer’s Third Amended and Restated Agreement of Limited Partnership).
(3)	ArcLight Energy Partners Fund V, L.P. (“Fund V”) indirectly owns and controls Lonestar Midstream Holdings, LLC (“Lonestar”) and therefore may be deemed to indirectly beneficially own the Common Units and Subordinated Units held directly by Lonestar and indirectly by Lonestar as the owner of 100% of the equity interests of JP Energy Development LP (“JPED”). ArcLight Capital Partners, LLC (“ArcLight Capital Partners”) is the investment manager of, and ArcLight Capital Holdings, LLC is the managing partner of the general partner of, Fund V. Due to certain voting rights granted to Mr. Revers as a member of ArcLight Capital Partners’ investment committee, Mr. Revers may be deemed to indirectly beneficially own the units held by Lonestar and JPED, but disclaims any such ownership except to the extent of his pecuniary interest therein.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP: 46643C 109	Schedule 13G

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

CUSIP: 46643C 109	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

ARCLIGHT CAPITAL PARTNERS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Managing Partner

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

	By:	ArcLight PEF GP V, LLC
	Its:	General Partner

		By:	ArcLight Capital Holdings, LLC
		Its:	Manager

			By:	/s/ Daniel R. Revers
			Name:	Daniel R. Revers
			Title:	Managing Partner

LONESTAR MIDSTREAM HOLDINGS, LLC

	By:	AL Lonestar, LLC
	Its:	Managing Member

		By:	/s/ Daniel R. Revers
		Name:	Daniel R. Revers
		Title:	President

JP ENERGY DEVELOPMENT LP

	By:	Lonestar Midstream Holdings, LLC
	Its:	Sole Member

		By:	AL Lonestar, LLC
		Its:	Managing Member

			By:	/s/ Daniel R. Revers
			Name:	Daniel R. Revers
			Title:	President

/s/ Daniel R. Revers
Daniel R. Revers

CUSIP: 46643C 109	Schedule 13G

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 17, 2015

ARCLIGHT CAPITAL PARTNERS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Managing Partner

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

	By:	ArcLight PEF GP V, LLC
	Its:	General Partner

		By:	ArcLight Capital Holdings, LLC
		Its:	Manager

			By:	/s/ Daniel R. Revers
			Name:	Daniel R. Revers
			Title:	Managing Partner

LONESTAR MIDSTREAM HOLDINGS, LLC

	By:	AL Lonestar, LLC
	Its:	Managing Member

		By:	/s/ Daniel R. Revers
		Name:	Daniel R. Revers
		Title:	President

JP ENERGY DEVELOPMENT LP

	By:	Lonestar Midstream Holdings, LLC
	Its:	Sole Member

		By:	AL Lonestar, LLC
		Its:	Managing Member

			By:	/s/ Daniel R. Revers
			Name:	Daniel R. Revers
			Title:	President

/s/ Daniel R. Revers
Daniel R. Revers